ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

MULTIPLE SPONSORED RETIREMENT OPTIONS II

Supplement dated July 22, 2011 to the Contract Prospectus
and Contract Prospectus Summary, each dated April 29, 2011, as amended

_____

The following information amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

Important Information Regarding the ING Clarion Real Estate Portfolio

On July 1, 2011, ING Clarion Global Real Estate Securities LLC, subadviser to the ING Clarion Real Estate Portfolio was renamed CBRE Clarion Securities LLC.

Accordingly, all references in your Contract Prospectus and Contract Prospectus Summary to ING Clarion Global Real Estate Securities LLC are replaced with CBRE Clarion Securities LLC.